UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 4, 2016

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated August 4, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: August 4, 2016	By:	/s/ Vincent Lok
Vincent Lok Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
SECOND QUARTER 2016 RESULTS

Highlights

•
Reported GAAP net income of $22.5 million, or $0.14 per share, and adjusted net income of $31.6 million, or $0.20 per share, (excluding items listed in Appendix A to this release) in the second quarter of 2016.

•	Generated free cash flow of $59.6 million in the second quarter of 2016.

•	Declared cash dividend of $0.06 per share for the second quarter of 2016, representing 30 percent of adjusted net income in the second quarter of 2016.

•	Since May 2016, secured four term contracts, increasing Teekay Tankers' fixed-rate charter coverage to approximately 30 percent for the 12 months ending June 30, 2017.

Hamilton, Bermuda, August 4, 2016 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended June 30, 2016:

	Three Months Ended
(in thousands of U.S. dollars, except share and per share data)	June 30, 2016	March 31, 2016	June 30, 2015
GAAP FINANCIAL COMPARISON
Total revenues	139,621	164,950	111,283
Net income	22,486	38,980	45,150
Net income per share	0.14	0.25	0.38
Weighted average number of common shares - basic	156,208,917	156,083,657	116,150,985
NON-GAAP FINANCIAL COMPARISON
Adjusted net income (1)	31,600	45,958	41,253
Adjusted net income per share (1)	0.20	0.29	0.35
Free cash flow (1)	59,600	66,218	57,897
(1) These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (or GAAP).
GAAP net income and adjusted net income were impacted by lower spot tanker rates in the second quarter of 2016 compared to the same period of the prior year, partially offset by an increase in fleet size as a result of the acquisition of 19 modern mid-size tankers during 2015. GAAP net income was also impacted by the write-down of one Medium-Range (MR) tanker that is scheduled to be sold in mid-August 2016 and an increase in unrealized losses on derivative instruments.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 844-6654 www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary
“During the second quarter of 2016, Teekay Tankers generated free cash flow of $59.6 million,” commented Kevin Mackay, Teekay Tankers’ Chief Executive Officer. “Teekay Tankers reported strong results despite a decline in crude tanker rates during the quarter, which were impacted by a combination of seasonal factors and reduced oil supply due to temporary outages in key export regions.”

Mr. Mackay continued, “Teekay Tankers recently agreed to sell a non-core MR product tanker for proceeds of $14 million which, when combined with cash flow generated during the quarter, is expected to further delever our balance sheet to 51 percent on a net debt to book capitalization basis.”

“Since reporting earnings in May 2016, we have continued to actively manage our fleet employment mix using a variety of levers,” Mr. Mackay continued. “We secured three time-charter-out contracts and a time-charter swap agreement, which increases our fixed-rate cover to approximately 30 percent over the next 12 months and locks-in cash flows at attractive levels, thereby reducing our overall cash flow break-even level.”

Summary of Recent Developments
Sale of Teesta Spirit MR Tanker
In June 2016, Teekay Tankers entered into an agreement to sell one of its non-core MR product tankers, the 2004-built Teesta Spirit, to a third party for gross proceeds of approximately $14 million. The vessel is expected to deliver in mid-August 2016.
Increased Teekay Tankers' Fixed-Rate Charter Coverage
Since May 2016, Teekay Tankers has entered into time charter-out contracts for one Suezmax tanker and two Aframax tankers and a time-charter swap agreement, which effectively provides a fixed charter rate on approximately one Aframax vessel-equivalent. These contracts have an average rate of approximately $24,800 per day with firm contract periods ranging from 11 to 24 months. Three contracts commenced in June and July 2016 and the remaining contract is expected to commence in the third quarter of 2016.
Tanker Market
Crude tanker rates declined during the second quarter of 2016 due to seasonal factors and reduced oil supply in key export markets, yet they remained significantly above the cyclical lows experienced during 2011-2014. Spot Aframax rates averaged their second highest level for a second quarter since 2008.
High oil inventories and weaker refining margins led to the first year-on-year reduction in global refinery throughput in three years, according to the International Energy Agency (IEA). In addition, significant oil supply outages in Nigeria and Latin America led to a reduced supply of cargoes in key Aframax and Suezmax load regions. These factors combined to reduce crude tanker demand and put pressure on tanker rates during the second quarter and the early part of the third quarter of 2016.
Underlying global oil demand remains relatively strong, supported by ongoing low oil prices and high levels of gasoline consumption across all markets. The IEA has again increased its forecasted 2016 oil demand growth to 1.4 million

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barrels per day (mb/d), up from 1.2 mb/d in April 2016. The potential return of normalized oil production in the Atlantic basin could further support crude tanker demand in the second half of the year, particularly towards the seasonally stronger winter months.
During the first half of 2016, the world tanker fleet grew by 14.2 million deadweight (mdwt), or 2.7 percent. This fleet growth is set to continue over the next 12-18 months as the current tanker newbuilding orderbook delivers, with projected tanker fleet growth of 5.7 percent in 2016 and 5.1 percent in 2017. However, the bulk of the fleet growth in the world Suezmax fleet will be felt more in 2017 when the majority of the Suezmax orderbook is scheduled to deliver. Looking ahead, a lack of new tanker orders in 2016 due to restricted access to capital should result in low fleet growth once the current orderbook delivers over the next 18 months. In addition, very low levels of scrapping over the past two years have led to a build-up in the fleet of older vessels which will become potential candidates for scrapping in the coming years. As such, lower fleet growth is expected post-2017, which should help restore balance to the tanker market.
Overall, the Company expects lower seasonal freight rates to persist through the third quarter before an uptick during the winter months when increased oil demand and winter weather delays typically lead to improved tanker market conditions. Further upside could come from the potential return of Atlantic basin oil supply volumes following temporary supply disruptions in the second and third quarters.
Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in pools measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

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	Three Months Ended
	June 30, 2016(i)	March 31, 2016(i)	June 30, 2015(i)
Time Charter-Out Fleet
Suezmax revenue days	182	189	—
Suezmax TCE per revenue day (ii)	$32,404	$32,106	—
Aframax revenue days	586	633	544
Aframax TCE per revenue day	$24,174	$22,768	$18,758
LR2 revenue days	91	91	—
LR2 TCE per revenue day	$25,500	$25,388	—

Spot Fleet
Suezmax revenue days	1,695	1,696	895
Suezmax spot TCE per revenue day (iii)	$31,000	$35,756	$38,767
Aframax revenue days	1,209	1,466	1,150
Aframax spot TCE per revenue day (iv)	$23,792	$27,471	$33,843
LR2 revenue days	728	679	860
LR2 spot TCE per revenue day	$21,015	$23,687	$28,996
MR revenue days	182	182	251
MR spot TCE per revenue day	$17,128	$18,629	$22,040

Total Fleet
Suezmax revenue days	1,877	1,885	895
Suezmax TCE per revenue day	$31,172	$35,739	$38,767
Aframax revenue days	1,795	2,099	1,694
Aframax TCE per revenue day	$22,921	$25,136	$25,761
LR2 revenue days	819	770	860
LR2 TCE per revenue day	$21,513	$23,888	$28,996
MR revenue days	182	182	251
MR TCE per revenue day	$17,128	$18,629	$22,040

(i)	The TCE rates in the table above include the results of two conventional tankers acquired from Teekay Offshore Partners L.P. (Teekay Offshore) from the date of their acquisition in December 2015.

(ii)
The time charter-out TCE rate for the Suezmax tankers excludes the amortization of in-process contracts related to their acquisition, which is recognized in revenue. The time charter-out TCE rate including the amortization of in-process revenue contracts is $30,257 per day for the three months ended March 31, 2016.

(iii)
The combined average spot TCE rate for the Suezmax tankers trading in the Teekay Suezmax RSA, Gemini Suezmax pool and non-pool voyage charters were $31,040 per day and $36,145 per day for the three months ended June 30, 2016 and March 31, 2016, respectively.

(iv)
The combined average spot TCE rate for the Aframax tankers trading in both the Aframax Pools and non-pool voyage charters were $22,314 per day, $26,159 per day and $29,072 per day for the three months ended June 30, 2016, March 31, 2016 and June 30, 2015, respectively.

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Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of August 3, 2016 (including committed time charter-out contracts and excluding one MR tanker that is expected to be sold in mid-August 2016):

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	4	-	4
Aframax Tankers	6	-	6
LR2 Product Tankers(i)	-	1	1
VLCC Tanker(ii)	1	-	1
Total Fixed-Rate Fleet	11	1	12
Spot-rate:
Suezmax Tankers	18	-	18
Aframax Tankers(iii)	8	4	12
LR2 Product Tankers(iv)	7	1	8
MR Product Tankers	1	-	1
Total Spot Fleet	34	5	39
STS Support Vessels	6	1	7
Total Teekay Tankers Fleet	51	7	58

(i)	Includes one LR2 product tanker with a charter-in contract that is scheduled to expire in May 2017.

(ii)	The Company’s ownership interest in this vessel is 50 percent.

(iii)	Includes four Aframax tankers with charter-in contracts that are scheduled to expire between April 2017 and March 2021; two of these charter-in vessel contracts include options to extend.

(iv)	Includes one LR2 product tanker with a charter-in contract that is scheduled to expire in August 2016.

Liquidity Update
As of June 30, 2016, the Company had total liquidity of $93.0 million (comprised of $58.0 million in cash and cash equivalents and $35.0 million in undrawn revolving credit facilities), compared to total liquidity of $103.9 million as at March 31, 2016.
Conference Call
The Company plans to host a conference call on Thursday, August 4, 2016 at 1:00 p.m. (ET) to discuss its results for the second quarter of 2016. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 505-9587 or (416) 204-9524, if outside of North America, and quoting conference ID code 4980131.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of 30 days).

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The conference call will be recorded and available until Thursday, August 18, 2016. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 4980131.
About Teekay Tankers
Teekay Tankers currently owns a fleet of 44 double-hull tankers, including 22 Suezmax tankers, 14 Aframax tankers, seven Long Range 2 (LR2) product tankers and one Medium-Range (MR) product tanker, and has six contracted time charter-in vessels. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business and a minority interest of over 11 percent in Tanker Investments Ltd. (OSE: TIL), which currently owns a fleet of 18 modern tankers. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.
Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations
enquiries contact:

Ryan Hamilton
Tel: +1 (604) 844-6654
Website: www.teekay.com

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Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the U.S. Securities and Exchange Commission. These non-GAAP financial measures, which include Adjusted Net Income and Free Cash Flow, are intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings, and may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance.
Adjusted Net Income
Adjusted net income excludes from net income items of income or loss that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Free Cash Flow
Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, FCF from the equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments, net income attributable to the Entities under Common Control and other non-cash items. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.

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Teekay Tankers Ltd.
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2016	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)(1)	(unaudited)	(unaudited)(1)

Net pool revenues	90,446	110,806	90,979	201,252	171,488
Time charter revenues	22,621	22,987	13,886	45,608	28,048
Voyage charter revenues	16,025	20,549	7,297	36,574	14,825
Other revenues (2)	10,529	10,608	(879)	21,137	4,445
Total revenues	139,621	164,950	111,283	304,571	218,806

Voyage expenses	(9,758)	(12,823)	(3,613)	(22,581)	(7,511)
Vessel operating expenses	(46,389)	(45,073)	(27,846)	(91,462)	(51,818)
Time-charter hire expense	(15,913)	(20,716)	(16,793)	(36,629)	(31,796)
Depreciation and amortization	(25,621)	(27,067)	(16,012)	(52,688)	(30,468)
General and administrative expenses	(4,769)	(5,433)	(3,211)	(10,202)	(6,682)
Asset impairment (3)	(6,420)	—	—	(6,420)	—
Restructuring charges (2)	—	—	879	—	(4,445)
Income from operations	30,751	53,838	44,687	84,589	86,086

Interest expense	(7,341)	(8,271)	(3,181)	(15,612)	(5,651)
Interest income	26	26	8	52	39
Realized and unrealized (loss) gain on
derivative instruments (4)	(3,750)	(7,781)	523	(11,531)	(1,064)
Equity income (5)	4,740	3,814	3,587	8,554	6,169
Other expense	(1,940)	(2,646)	(474)	(4,586)	(453)
Net income	22,486	38,980	45,150	61,466	85,126

Earnings per share attributable to
shareholders of Teekay Tankers
- Basic	0.14	0.25	0.38	0.39	0.72
- Diluted	0.14	0.25	0.38	0.39	0.72

Weighted-average number of total common
shares outstanding
- Basic	156,208,917	156,083,657	116,150,985	156,146,287	115,600,570
- Diluted	156,446,895	156,492,737	116,725,428	156,469,816	116,182,250

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(1)
The Company acquired two vessels on December 18, 2015 from Teekay Offshore, which is controlled by Teekay Corporation. Results for the two conventional tankers for the periods prior to their acquisitions by the Company when they were owned and operating under the control of Teekay Corporation, are referred to as the Entities under Common Control and periods prior to their acquisitions have been recast to include their results in accordance with Common Control accounting as required under GAAP. The Entities under Common Control amounts included in the financial results are summarized for the respective periods in Appendix A. The amounts related to the Entities under Common Control impact only the accounting for the periods prior to the dates the vessels were acquired by the Company, and therefore have no effect on the adjusted net income attributable to the shareholders or free cash flow of the Company for any period.

(2)
Other revenues include ship-to-ship transfer business revenue, in-process revenue contracts and the associated 100 percent reimbursement of the Hugli Spirit redundancy cost from a customer. During the six months ended June 30, 2015, the Company incurred $4.4 million of restructuring charges related to redundancy costs in connection with the termination of Australian seafarers of the Hugli Spirit upon the completion of the contract with its customer.

(3)
In June 2016, the Company entered into a Memorandum of Agreement to sell the Teesta Spirit MR product tanker for $14.0 million, resulting in the recognition of an asset impairment of $6.4 million as the vessel was written down to its sales price.

(4)
Includes realized losses relating to interest rate swaps that relate to amounts actually paid by the Company of $1.3 million, $9.6 million and $2.5 million for the three months ended June 30, 2016, March 31, 2016 and June 30, 2015, respectively, and $10.9 million and $4.9 million for the six months ended June 30, 2016 and June 30, 2015, respectively. Of the $9.6 million realized loss in the three months ended March 31, 2016 and the $10.9 million realized loss in the six months ended June 30, 2016, $8.1 million was related to a swap termination payment made in connection with the Company's January 2016 debt refinancing.

(5)
Included in equity income are the Company’s proportionate share of earnings from its investment in TIL, which owned 18 conventional tankers at June 30, 2016, its 50 percent interest in the High-Q joint venture (High-Q), which owns one VLCC tanker, and its 50 percent interest in Teekay Tanker Operations Ltd (TTOL), which owns Teekay Corporation’s conventional tanker commercial and technical management operations. The increase in equity income from the High-Q joint venture for the three months ended June 30, 2016, compared to prior quarter, is primarily due to a profit share of $1.5 million recognized in the three months ended June 30, 2016.

Components of equity income are detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2016	2016	2015	2016	2015
High-Q Joint Venture	2,202	329	828	2,531	1,373
Tanker Investments Ltd.	1,426	2,080	1,645	3,506	3,415
Teekay Tanker Operations Ltd.	1,112	1,405	1,114	2,517	1,381
Total equity income	4,740	3,814	3,587	8,554	6,169

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Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	June 30,	March 31,	December 31,
	2016	2016	2015
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	58,018	68,374	96,417
Restricted cash	1,000	1,000	870
Pool receivable from affiliates	30,396	45,307	62,735
Accounts receivable	43,611	25,325	28,313
Vessel held for sale	14,000	—	—
Due from affiliates	80,075	57,364	67,159
Current portion of derivative asset	1,345	—	—
Prepaid expenses	22,736	21,587	24,320
Vessels and equipment - net	1,706,288	1,746,180	1,767,925
Investment in and advances to equity accounted
investments	77,862	75,622	86,808
Derivative asset	916	3,053	5,164
Intangible assets - net	19,342	20,468	29,619
Goodwill	8,059	8,059	—
Other non-current assets	82	452	146
Total assets	2,063,730	2,072,791	2,169,476

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	57,905	44,787	78,746
Current portion of long-term debt	151,761	158,346	174,047
Current portion of derivative liabilities	3,248	3,577	6,330
Current portion of in-process revenue contracts	—	—	1,223
Deferred revenue	475	1,105	2,676
Due to affiliates	15,409	5,075	26,630
Long-term debt	892,509	930,077	990,558
Other long-term liabilities	17,106	12,991	11,805
Equity	925,317	916,833	877,461
Total liabilities and equity	2,063,730	2,072,791	2,169,476

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Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,	June 30,
	2016	2015
	(unaudited)	(unaudited)(1)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	103,593	90,913

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	849,728	222,435
Repayments of long-term debt	(82,410)	(13,184)
Prepayment of long-term debt	(890,091)	(191,592)
Repayment of long-term debt of Entities under Common Control	—	(2,647)
Net advances to affiliates	—	(2,076)
Equity contribution from Teekay Corporation to Entities under Common Control	—	1,015
Cash dividends paid	(32,782)	(6,909)
Proceeds from equity offerings, net of offering costs	—	50,928
Net financing cash flow	(155,555)	57,970

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(3,937)	(228,359)
Return of capital from (investment in) Teekay Tankers Operations Ltd.	15,000	(239)
Loan repayments from equity accounted investment	2,500	—
Net investing cash flow	13,563	(228,598)

Decrease in cash and cash equivalents	(38,399)	(79,715)
Cash and cash equivalents, beginning of the period	96,417	162,797
Cash and cash equivalents, end of the period	58,018	83,082

(1)
In accordance with GAAP, the statements of cash flow for the six months ended June 30, 2015 include the Entities under Common Control results for the two vessels acquired from Teekay Offshore in December 2015 to reflect the ownership of the vessels from the time they were owned and operating under the control of Teekay Corporation. Any amounts related to the Entities under Common Control impact only the accounting for the periods prior to the dates the vessels were acquired by the Company, and therefore have no effect on the adjusted net income attributable to the shareholders or free cash flow of the Company for any period.

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Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Specific Items Affecting Net Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	June 30, 2016		June 30, 2015
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	22,486	$0.14	45,150	$0.39
Subtract:
Net income attributable to the Entities under Common Control (2)	—	—	(908)	($0.01)

Net income attributable to shareholders of Teekay Tankers	22,486	$0.14	44,242	$0.38

Add (subtract) specific items affecting net income:
Unrealized loss (gain) on derivative instruments (3)	2,600	$0.02	(2,975)	($0.03)
Asset impairment (4)	6,420	0.04	—	—
Other (5)	94	—	(14)	—
Total adjustments	9,114	$0.06	(2,989)	($0.03)
Adjusted net income attributable to shareholders of Teekay
Tankers	31,600	$0.20	41,253	$0.35

(1)	Fully diluted per share amounts.

(2)	See note 1 to the Summary Consolidated Statements of Income included in this release for further details.

(3)
Reflects unrealized losses (gains) due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps, the time-charter swap and the TIL common stock purchase warrant.

(4)	See note 3 to the Summary Consolidated Statements of income included in this release for further details.

(5)	The amounts recorded for the three months ended June 30, 2016 and 2015 primarily relate to unrealized derivative losses and gains in joint ventures and foreign exchange losses.

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Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended
	June 30, 2016	June 30, 2015
	(unaudited)	(unaudited)

Net income - GAAP basis	22,486	45,150
Subtract:
Net income attributable to the Entities under Common Control (1)	—	(908)
Net income attributable to shareholders of Teekay Tankers	22,486	44,242

Add:
Depreciation and amortization	25,621	15,227
Proportionate share of free cash flow from equity accounted investments	6,267	4,554
Unrealized loss on derivative instruments	2,600	—
Write down of vessels and equipment	6,420	—
Other	946	436

Less:
Equity income	(4,740)	(3,587)
Unrealized gain on derivative instruments	—	(2,975)
Free cash flow	59,600	57,897

Weighted-average number of common shares outstanding for the quarter	156,208,917	116,150,985

(1)	See note 1 to the Summary Consolidated Statements of Income included in this release for further details.

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Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, the amount of new orders for tankers, the estimated growth in the world tanker fleet, the amount of tanker scrapping, estimated growth in global oil demand and supply, crude oil tanker demand, and the potential return of oil production in the Atlantic basin; tanker fleet utilization and spot tanker rates, particularly in the third quarter of 2016 and the upcoming winter months; the effect of changes in oil prices and refinery throughput; the Company’s future fixed-rate cover, including the impact on the Company’s cash break-even level; the expected timeframe for commencement of a time charter-out contract; and the sale of the Teesta Spirit product tanker, including the impact on the Company’s financial leverage. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: a delay in, or failure to complete, the sale of the Teesta Spirit; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2015. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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